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UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   February 2003                       File No.       0-31166

CORNER BAY SILVER INC.

(Name of Registrant)

55 University Ave., Suite 910, Toronto, Ontario, CANADA  M5J 2H7

(Address of principal executive offices)

1.

Interim financial statements for the period ending on September 30, 2002

2.

Press release dated November 15, 2002

3.

Press release dated February 12, 2003

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..XXX.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..XXX...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____

SEC 1815 (11-2002)

Potential persons who are to respond to the collection of information contained in this form

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Corner Bay Silver Inc.
First Quarter	Interim Report

CONSOLIDATED BALANCE SHEETS	September 30, 2002	June 30, 2002
	(Unaudited)	(Audited)
Assets

Current assets
Cash	$ 5,337,816	$ 5,323,564
Receivables	238,457	197,673
Prepaid expenses and deposits	2,730	16,887
	5,579,003	5,538,124

Deposits-reclamation bonds	30,000	30,000

Deferred exploration expenditures	8,408,458	7,705,865

Property, plant and equipment	3,896,914	3,896,461
	$ 17,914,375	$ 17,170,450

Liabilities

Current liabilities
Account payable and accrued liabilities	$ 241,778	$ 316,914

Shareholders’ Equity

Capital stock	25,490,004	24,314,504

Contributed surplus	537,005	537,005

Deficit	(8,354,412)	(7,997,973)

	17,672,597	16,853,536

	$ 17,914,375	$ 17,170,450

Corner Bay Silver Inc.
First Quarter	Interim Report

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
Three Month Period Ending September 30 (Unaudited)	2002	2001

Other income
Interest	$ 21,384	$ 34,262
Other	8,500	73,000
	29,884	107,262

Other expenses
General and administrative	386,323	169,792
Amortization	-	4,911
	386,323	174,703

Net loss for the period	356,439	67,441

Deficit - Beginning of period	7,997,973	6,790,104

Deficit - End of period	$ 8,354,412	$ 6,857,545

Basic loss per share	$ 0.02	$ 0.00

Weighted average number of shares outstanding	19,269,479	15,700,776

Corner Bay Silver Inc.
First Quarter	Interim Report

CONSOLIDATED STATEMENTS OF CASH FLOWS
Three Month Period Ending September (Unaudited)	2002	2001
Cash provided by (used in):

Operating activities
Loss for the period	$ (356,439)	$ (67,441)
Amortization	-	4,911
	(356,439)	(62,530)

Net (increase) in non-cash working
capital balances related to operations	(101,763)	(81,896)
	(458,202)	(144,426)

Investing activities
Deferred exploration expenditures and property, plant and equipment	(703,046)	(659,511)

Financing activities
Issuance of common stock	1,175,500	-

Increase (decrease) in cash during the period	14,252	(803,937)

Cash- Beginning of period	5,323,564	4,022,422

Cash- End of period	$ 5,337,816	$ 3,218,485

Corner Bay Silver Inc.

First Quarter

Interim Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September  30, 2002 (Unaudited)

1.

Basis of Presentation

The accompanying unaudited interim financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).

While management believes that the disclosures presented are adequate, these unaudited interim consolidated financial statements and notes should be read in conjunction with the Company’s audited financial statements included in the Annual Report for the year ended June 30, 2002.

The accounting policies and methods of application are consistent with those used in the 2002 audited financial statements.

2.

Capital Stock

As of September 30, 2002, the Company has 19,636,109 Common Shares issued and outstanding, 1,180,000 Share Purchase Options outstanding exercisable at prices ranging from $1.75 to $3.00 per Common Share.  If all Common Share Purchase Options had been exercised on September 30, 2002, the Company would have 20,816,109 Common Shares issued

3.

Acquisition of Company by Pan American Silver Corp.

On May 21, 2002 the Company and Pan American Silver Corp. (Pan American) announced a proposed plan of arrangement whereby Pan American would acquire all of the issued and outstanding shares of the Company. On June 28, 2002, both companies announced amended terms to the proposed plan of arrangement. The amended proposal for a plan of arrangement is subject to approval of the shareholders of the Company and Pan American and approval by the Ontario Superior Court of Justice and various regulatory authorities. The shareholders of the Company and Pan American approved the plan of arrangement on September 4 and 5, 2002, respectively. If remaining approvals are obtained and all material covenants are satisfied in a timely fashion, the plan of arrangement would become effective by December 17, 2002.

Under the terms of the amended plan of arrangement, each Corner Bay Silver Inc. common share would be exchanged for 0.3846 of a Pan American common share and 0.1923 of a Pan American common share purchase warrant.  Each whole Pan American common share purchase warrant (the Pan American Warrant) provides the holder with the rights to purchase a Pan American common share for CAN$12 for a five-year period after the effective date of the plan of arrangement. The Pan American Warrants will, subject to regulatory approval, be listed for trading on the Toronto Stock Exchange.

Expenses in connection with the plan of arrangement are estimated at $1,300,000.  These expenses have not been reflected in the statement of operations for the three month period ended September 30, 2002.

Peter Mordaunt, Chairman and President

November 28, 2002

November 15, 2002

PAN AMERICAN AND CORNER BAY EXTEND MERGER CLOSING DATE

(Vancouver, British Columbia and Toronto, Ontario)     Pan American Silver Corp (Nasdaq – PAAS; TSX – PAA) and Corner Bay Silver Inc. (TSX – BAY) announce that they have extended the date for closing of the Plan of Arrangement to merge the two companies as described in their earlier news release dated June 19, 2002. The closing date has been extended until December 17th to allow for the fulfilling of the underlying conditions required to close. The companies are encouraged by recent progress in Corner Bay’s efforts to procure water for the Alamo Dorado project in Mexico.

- End -

Ross Beaty, Chairman or Rosie Moore, VP Corporate Relations, Pan American, 604-684-1175

Peter Mordaunt, Chairman or Steve Brunelle, Vice President, Corner Bay, 416-368-6240

CAUTIONARY NOTE

Some of the statements in this news release are forward-looking statements, such as estimates of future production levels, expectations regarding mine production costs, expected trends in mineral prices and statements that describe Pan American/Corner Bay's future plans, objectives or goals. Actual results and developments may differ materially from those contemplated by these statements depending on such factors as changes in general economic conditions and financial markets, changes in prices for silver and other metals, technological and operational hazards in Pan American/Corner Bay's mining and mine development activities, uncertainties inherent in the calculation of mineral reserves, mineral resources and metal recoveries, the timing and availability of financing, governmental and other approvals, political unrest or instability in countries where Pan American is active, labor relations and other risk factors listed from time to time in Pan American’s Form 40-F and Corner Bay’s Form 20-F.

910–55 UNIVERSITY AVE, TORONTO, ON CANADA M5J 2H7 TEL 416.368.6240 FAX 416.368.7141

www.cornerbaysilver.com

1500-625 HOWE STREET, VANCOUVER, BC CANADA V6C 2T6 TEL 604.684.1175 FAX 604.684.0147

www.panamericansilver.com

FORM 27

MATERIAL CHANGE REPORT

Subsection 75(2) of the Securities Act (Ontario);

Subsection 118(1) of the Securities Act (Alberta);

Subsection 85(1)(6) of the Securities Act (British Columbia);

Subsection 84(1) of the Securities Act 1988 (Saskatchewan) – Form 25;

Section 73 of the Securities Act (Quebec).

ITEM 1

REPORTING ISSUER

Corner Bay Silver Inc. (the “Company”)

55 University Avenue

Suite 910

Toronto, Ontario

Canada M5J 2H7

ITEM 2

DATE OF MATERIAL CHANGE

February 12, 2003

ITEM 3

PRESS RELEASE

“PAN AMERICAN SILVER AND CORNER BAY MOVE TO COMPLETE MERGER” (copy attached) SEDAR Project # 00513405.

ITEM 4

SUMMARY OF MATERIAL CHANGE

Pan American Silver Corp (“Pan American”) and Corner Bay Silver Inc. (“Corner Bay”) are pleased to announce that due to recent positive events in procuring water for the Alamo Dorado silver project in Mexico, the Companies are proceeding to complete the merger approved by shareholders of each company in September. The Hydraulic Committee governing water users within the district unanimously approved an amended agreement in mid-January that would transfer the required amount of water proportionately from all the users in the district to Corner Bay. In addition, senior officials of the Mexican Federal water-governing board (CoNAgua or CNA), at a meeting yesterday in Mexico City, endorsed the decision of the Hydraulic Committee. Pan American and Corner Bay have scheduled the closing of the transaction for February 20th, pending final Board and regulatory approvals.

ITEM 5

FULL DESCRIPTION OF MATERIAL CHANGE

See copy of News Release for full description of material change filed under the SEDAR Project number listed above.

ITEM 6

REPORT FILED ON CONFIDENTIAL BASIS

This report is not being filed on a confidential basis.

ITEM 7

OMITTED INFORMATION

There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8

SENIOR OFFICER

For further information, please contact:

Name: Peter Mordaunt

Office: President and Chairman of the Board

Telephone: (416) 368-6240

ITEM 9

STATEMENT OF SENIOR OFFICER

The foregoing accurately discloses the material change referred to herein.

DATED at Toronto, this 12th day of February, 2003.

(S) PETER MORDAUNT

Signature of a senior officer of the reporting issuer

Peter Mordaunt, President and Chairman of the Board.

N E W S   R E L E A S E

February 12, 2003

PAN AMERICAN AND CORNER BAY MOVE TO COMPLETE MERGER

Vancouver, British Columbia and Toronto, Ontario…..Pan American Silver Corp (Nasdaq – PAAS; TSX – PAA) and Corner Bay Silver Inc. (TSX – BAY) are pleased to announce that due to recent positive events in procuring water for the Alamo Dorado silver project in Mexico, the Companies are proceeding to complete the merger approved by shareholders of each company in September. The Hydraulic Committee governing water users within the district unanimously approved an amended agreement in mid-January that would transfer the required amount of water proportionately from all the users in the district to Corner Bay. In addition, senior officials of the Mexican Federal water-governing board (CoNAgua or CNA), at a meeting yesterday in Mexico City, endorsed the decision of the Hydraulic Committee. Pan American and Corner Bay have scheduled the closing of the transaction for February 20th, pending final Board and regulatory approvals.

- End -

Ross Beaty, Chairman or Rosie Moore, VP Corporate Relations, Pan American, 604-684-1175

Peter Mordaunt, Chairman or Steve Brunelle, Vice President, Corner Bay, 416-368-6240

CAUTIONARY NOTE

Some of the statements in this news release are forward-looking statements, such as estimates of future production levels, expectations regarding mine production costs, expected trends in mineral prices and statements that describe Pan American/Corner Bay's future plans, objectives or goals. Actual results and developments may differ materially from those contemplated by these statements depending on such factors as changes in general economic conditions and financial markets, changes in prices for silver and other metals, technological and operational hazards in Pan American/Corner Bay's mining and mine development activities, uncertainties inherent in the calculation of mineral reserves, mineral resources and metal recoveries, the timing and availability of financing, governmental and other approvals, political unrest or instability in countries where Pan American is active, labor relations and other risk factors listed from time to time in Pan American’s Form 40-F and Corner Bay’s Form 20-F.

910–55 UNIVERSITY AVE, TORONTO, ON CANADA M5J 2H7 TEL 416.368.6240 FAX 416.368.7141

www.cornerbaysilver.com

1500-625 HOWE STREET, VANCOUVER, BC CANADA V6C 2T6 TEL 604.684.1175 FAX 604.684.0147

www.panamericansilver.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CORNER BAY SILVER, INC.

(Registrant)

February 12, 2002                   By: /s/ Edward J. Badida, Chief Financial Officer

Date